July 17, 2007
Securities and Exchange Commission
Attn: Mr. William Choi
Mail Stop 3561
Washington, D.C. 20549
Dear Mr. Choi:
We received your letter addressed to our Chief Executive Officer dated July 3, 2007 regarding EZCORP, Inc.’s Form 10-K for the year ended September 30, 2006. In bold italics below are the comments in your letter, and in plain text are our responses.
Signature Loans, page 6
1.	We note that the signature loan rollforward provided on page 6 includes loans that are originated by you as well as those originated by independent lenders. In future filings, please disaggregate the information in this table to differentiate between those loans that you own and those that you do not.
Response: We will disaggregate this information in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Financial Data, page 26
2.	Please tell us and add a footnote to your summary financial data table to disclose how you calculate the average yield on your pawn loan portfolio.
Response: The average yield on the pawn loan balance is calculated as pawn service charge revenue for the year divided by the average pawn loan balance during the year. For purposes of this calculation, the average pawn loan balance is the average of the pawn loan balance at the beginning of the year and the end of each month in the fiscal year. To clarify this calculation, we will include in future filings a footnote stating “Average yield on pawn loan balance is calculated as pawn service charge revenue for the year divided by the average pawn loan balance during the year.”
Results of Operations, page 32
3.	You disclose on page 33 that you generally sell bad debt on a weekly basis as it ages beyond 80 days. Citing authoritative accounting guidance, please tell us and disclose how you account for your bad debt sales. Please ensure you describe how your treatment varies for signature loans that you own and signature loans originated by third-party lenders. Please also quantify the proceeds received from these sales for each historical period presented and explain how those proceeds are reflected in your statements of cash flows.
Response: In the Critical Accounting Policies and Estimates section, under the captions “Payday Loan Revenue Recognition,” “Payday Loan Bad Debt,” Credit Service Revenue Recognition,” and “Credit Service Bad Debt” on pages 30 and 31, we describe how we account for the collection of previously defaulted loans and the related fees on those loans. These disclosures address not only the collection of payday loans made by us, but also the collection of amounts previously paid to third-party lenders (upon borrower default) under the letters of credit we issue when they make loans to our credit service customers. In future filings, we will clarify in these disclosures that we use the sale of bad debt as one method to collect previously defaulted loans, and that the proceeds from the sale of defaulted loans are accounted for in the same manner as internal collections of defaulted loans. For both payday loans and credit services, the collection of any amounts due on defaulted loans is posted to the same accounts originally used to write off those amounts upon default.
The described accounting treatment is in accordance with the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). As determined by application of SFAS No. 140, we have no continuing involvement with the transferred assets or with the transferee. On our sales of bad debt, we have no recourse, servicing obligation or rights, agreements to repurchase sold accounts, or pledges of collateral. Paragraph 9 of SFAS No. 140 states that “A transfer of financial assets...in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interest in the transferred assets is received in exchange.” Because we receive cash for the sale, the second requirement of this passage is clearly met. Addressing the three requirements listed in paragraph 9 to qualify as surrendering control:
a.	The sold debts have been legally isolated from us such that neither we nor any of our creditors can reach the sold debts, even in bankruptcy or receivership,

b.	Each purchaser of our bad debts has the right to pledge or sell all debts purchased, and we have no constraints on their ability to do so, and

c.	We have no right or obligation to repurchase sold accounts or ability to unilaterally cause the purchaser to return the sold debts.
The principal portion of payday loans repaid, including those that default and are later collected, is reported in our statement of cash flows as an investing activity. This is in accordance with paragraph 16 of SFAS No. 95, “Statement of Cash Flows,” that states cash inflows from the sale of debt instruments are the returns of investments and therefore are investing activities.
Bad debt on credit services arises when we pay cash to independent lenders under our letters of credit. All bad debts arising from our performance on letters of credit, and all offsetting collections of credit service bad debt, including collections accomplished through the sale of bad debt to third parties, are reported as operating activities in our statement of cash flows. These cash flows are not reclassified to the investing section of our statement of cash flows, as they do not relate to any lending activity by our company.
In the periods presented, the proceeds received from sales of bad debt were as follows (in thousands):

	Fiscal year ended September 30,
	2004	2005	2006
Proceeds from sale of defaulted payday loans and amounts receivable under credit service letters of credit	$-0-	$2,065	$2,349

Liquidity and Capital Resources, page 37
4.	Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that fiscal 2006 net cash flow provided by operating activities is partially a result of changes in accounts payable and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these and any other contributing accounts.
Response: We believe a robust discussion of liquidity and capital resources is an integral part of a high quality filing. We strive to provide informative and insightful discussion and analysis of all key aspects of our business activities, including liquidity and capital resources. We strive to clearly identify in our MD&A any material out of the ordinary items so that investors can understand the key drivers of change in our results, financial position, liquidity and capital resources.
The 19% fiscal 2006 increase in accounts payable and accrued liabilities was consistent with the overall growth in our business during the year, as evidenced by the 24% increase in total revenues, and did not consist of any unusual items of note or increase in the number of days taken to pay invoices.
As requested, we will include in future filings a more detailed explanation of movements in operating assets and liabilities caused by items other than normal activity. We will direct these discussions to provide our investors a thorough understanding of our reports and any unusual causes of movements in account balances or movements inconsistent with the overall increase or decrease in our business.
5.	You disclose on page 19 that most of your leases require you to maintain the property and pay the cost of insurance and taxes. To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include disclosures below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since the table is aimed at providing additional information that is material to understanding a company’s cash requirements, you may want to disclose amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.
Response: We agree that this would be a helpful disclosure to readers of the 10-K. In future filings, we will add a disclosure similar to the draft below:
“In addition to the operating lease obligations in the table above, we are responsible for the maintenance, property taxes, and insurance at most of our locations. In the fiscal year ended September 30, 2006, these collectively amounted to $6.7 million.”
Notes to Consolidated Financial Statements
Note C: Earnings per Share, page 50
6.	We note that you have two classes of stock and that you compute earnings per share using the two-class method. Please tell us if your calculation of diluted EPS for Class A common stock is based on the more dilutive of the two-class method or the if-converted method and whether diluted EPS for Class B common stock is presented without assuming conversion. If your EPS figures were not computed using these methods, please provide us with your EPS calculations had you assumed application of this guidance to the historical annual periods presented.
Response: The only differences between our two classes of stock are that i) the class B convertible stock is the only class with voting rights, ii) the class B convertible stock is convertible one-for-one for class A stock, and iii) only the class A stock is publicly traded. The conversion ratio is one-for-one and all shares, regardless of class, share equally in any dividends and in the earnings of the Company. As a result, the EPS per common share is exactly the same following either the if-converted method or the two-class method. Neither method is more or less dilutive than the other. To avoid confusion and to avoid misleading readers into believing either method would yield a different result than the other, we will remove from future filings the reference to the specific method followed.
Note I: Common Stock, Warrants, Options, and Share-based Compensation, page 54
7.	We note that you used an expected life of 2 years in valuing options issued during fiscal 2006. Considering that the contractual term of the options appears to be 10 years and the weighted average remaining contractual term of options outstanding as of September 30, 2006 is 4.9 years, please tell us how you determined an expected term of 2 years was appropriate.
Response: The majority of our option grants have historically carried four, five, or ten-year vesting periods with most exercises occurring shortly after vesting. These longer historical vesting periods have led to longer terms outstanding. All 2006 grants have a one-year vesting period, and all were granted to independent members of our Board of Directors. For valuation and forfeiture estimates, we segregate our option grants into four groups: 1) Board of Directors, 2) C-Level executives and others with more than 300,000 options, 3) executives, and 4) others. Because all 2006 grants were to independent Board members, we looked only at the past option exercise behavior of independent Directors on options with vesting periods of one year in estimating the expected life of the 2006 grants. Looking back at all option grants to independent Board members with a 1-year vesting period, we noted the following exercise behavior:

Average years from grant to exercise
Grants in the prior 2 years	1.66
Grants in the prior 5 years	2.05
Grants in the prior 10 years	2.05

Note: One of our independent directors passed away approximately 6 months after receiving an option in 2003 with a 1-year vesting period. Based on its terms, this option vested upon his death. His heirs immediately exercised his one-year vesting option 0.61 years after grant. To be conservative and because this is an unusual occurrence that we do not believe is indicative of what might occur in the future, we excluded this exercise from the above calculations of average exercise behavior. Had this exercise been included in the calculations above, the average exercise period for 1-year vesting grants in the prior 5 and 10 years would decrease.
Based on this evidence, we believe 2 years was an appropriate expected life for these options to independent Board members.
8.	Please tell us and disclose in future filings your method of recording compensation cost on restricted stock issuances that include performance conditions. Please also tell us how you treat nonvested restricted shares with performance conditions in your diluted earnings per share computations.
Response: In the second paragraph of Note I, we disclose our policy of accounting for all share-based compensation in accordance with SFAS No. 123(R). This encompasses the accounting for restricted stock issuances that include performance conditions. Historically, compensation expense on restricted stock has not been a material component of our share-based compensation expense.
Specifically, in accordance with SFAS No. 123(R), paragraph 44, we record compensation cost on restricted stock awards (RSAs) with performance conditions based on the probability of the performance conditions being met. For RSAs vesting solely based on the achievement of performance conditions, we record compensation cost ratably over the explicit service period if we believe it is probable the performance conditions will be met, and record no compensation cost if it is not probable the criteria will be met. All our RSA performance conditions have an explicit service period. For RSAs that vest based on the passage of time but also have acceleration features based on performance criteria, we record compensation cost ratably over the shorter acceleration time period if we believe achievement of the performance criteria is probable. If at any point we determine it is no longer probable the acceleration criteria will be met, we record the remaining unrecorded compensation cost over the remaining time vesting period.
Because this accounting treatment is not optional but rather required by SFAS No. 123(R), we believe we have appropriately and adequately disclosed our accounting policy in the second paragraph of Note I by stating we account for all share-based compensation in accordance with SFAS No. 123(R).
All dilutive RSAs are included in the diluted earnings per share computation, regardless of whether their vesting is based on the passage of time or performance criteria.
Note P: Quarterly Information (Unaudited), page 62
9.	We note that you disclose the per-share impact of the increase in net income resulting from the decrease in your effective income tax rate. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov. If you believe inclusion of this measure in your filing is appropriate, please explain how the measure is used by management and in what way it provides meaningful information to investors. Also, ensure you provide a reconciliation of the measure to the GAAP EPS figure.
Response: The required quarterly information includes not only net income but basic and diluted EPS, presumably so shareholders can identify patterns or trends in EPS. APB Opinion No. 28 states in paragraph 31 that “When interim financial data and disclosures are not separately reported for the fourth quarter, users of the interim financial information often make inferences about that quarter by subtracting data based on the third quarter interim report from the annual results. In the absence of a separate fourth quarter report or disclosure of the results (as outlined in paragraph 30) for that quarter in the annual report, ... unusual, or infrequently occurring items recognized in the fourth quarter ... should be disclosed in the annual report in a note to the annual financial statements.”
Our disclosure of the EPS impact of the unusual beneficial adjustment in income taxes was an attempt to fully disclose to shareholders the adjustment’s impact on the items disclosed in the table so that they did not make incorrect inferences regarding the magnitude of the upward trend in our EPS and the causes of that increase. Our intent was not to report an alternative earnings figure or a non-GAAP financial measure, but rather to help readers fully understand an unusual component of the reported earnings.

We will refrain from using such measures in future filings to more closely follow the spirit of the Staff’s FAQ’s.
Controls and Procedures, page 65
10.	You state that disclosure controls and procedures are defined as controls and procedures that are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the required time periods. In future filings, please also state that disclosure controls and procedures include those controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response: We will include the additional statement in all future filings, as requested.
We also acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your comments and assistance in improving our disclosures, and will incorporate into future filings the changes indicated in our responses above. Because none of the items identified for improvement are material omissions or errors, we plan to incorporate the improvements in future filings only, rather than amending the annual report selected for your review. Please let me know if you have any further comments or suggestions.
Sincerely,
/s/ Dan N. Tonissen
Dan N. Tonissen
Senior Vice President, Chief Financial Officer, and Director